P.E. 2/1/02

02017017

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

Securities Exchange Act of 1934

For the month of February 2002

HOLMES FINANCING (No 1) PLC
HOLMES FUNDING LIMITED
HOLMES TRUSTEES LIMITED

(Translation of registrant's name into English)

Abbey House, Baker Street
London NW1 6XL, England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F . . . X. . . . Form 40-F . . . .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes . . . . No . . . X. . . .

Holmes Financing No 1 plc

Periodic Report to Holmes Trustees Limited and Holmes Funding Limited
For Period 09 January 2002 to 08 February 2002

All values are in thousands of pounds sterling unless otherwise stated

Mortgage Asset Analysis

Analysis of Mortgage Trust Movements

	Current Period	
	Number	£000's
Brought Forward	285,696	17,954,206
Replenishment	8,968	636,335
Repurchased	(3,887)	(288,622)
Redemptions	(4,111)	(313,972)
Losses	(41)	(150)
Other Movements	0	(26)
Carried Forward	286,625	17,987,771

The losses shown for the current period are from inception to date
as they have not previously been reported separately.
From next month this will show the current period only

	Cumulative	
	Number	£000's
Brought Forward	115,191	6,399,214
Replenishment	258,821	17,416,825
Repurchased	(37,264)	(2,472,761)
Redemptions	(50,082)	(3,355,357)
Losses	(41)	(150)
Other Movements	0	0
Carried Forward	286,625	17,987,771

Annualised 1 Month CPR	47.40%	**(Including redemptions and repurchases)
Annualised 3 Month CPR	48.72%	
Annualised 12 Month CPR	27.50%	

** The annualised CPR's are expressed as a percentage of the outstanding balance at the end of the period

Asset Profiles

Weighted Average Seasoning	37.55 months	
Weighted Average Loan size	£62,757.16	
Weighted Average LTV	79.07%	*** (see below)
Weighted Average Remaining Term	19.27 years	

Product Type Analysis	£000's	%
Variable Rate	12,032,020	66.89%
Fixed Rate	5,955,751	33.11%
Tracker Rate	0	0.00%
Flexible Mortgages	0	0.00%
	17,987,771	100.00%

Mortgage Standard Variable Rate

Effective Date	Rate
01 December 2001	6.10%

Holmes Financing No 1 plc

Periodic Report re Holmes Trustees Limited and Holmes Funding Limited
For Period 09 January 2002 to 08 February 2002

All values are in thousands of pounds sterling unless otherwise stated

Geographic Analysis

Region	Number	£000's	%
East Anglia	11,065	611,069	3.40%
East Midlands	15,189	795,820	4.42%
Greater London	55,310	4,315,787	23.90%
North West	13,273	614,695	3.42%
North	34,008	1,682,150	9.35%
South East	81,345	5,967,759	33.18%
South West	22,848	1,342,537	7.46%
Wales	14,435	675,841	3.76%
West Midlands	18,905	1,025,058	5.70%
Yorkshire and Humberside	20,308	946,931	5.26%
Unknown	141	10,126	0.06%
Total	286,625	17,987,771	100.00%

Original LTV Bands

Range	Number	£000's	%
0.00 - 25.00	3,767	148,801	0.83%
25.01 - 50.00	27,183	1,375,820	7.65%
50.01 - 75.00	69,953	4,647,798	25.84%
75.01 - 80.00	14,983	1,042,472	5.80%
80.01 - 85.00	19,108	1,365,332	7.59%
85.01 - 90.00	42,513	3,132,218	17.41%
90.01 - 95.00	109,138	6,275,332	34.89%
Total	286,625	17,987,771	100.00%

*** The balance is the current outstanding balance on the account including accrued interest. The LTV is that at origination and excludes any capitalised high loan to value fees, valuation fees or booking fees.

Arrears

Band	Number	Principal	Overdue	%
Current	280,634	17,661,374	(2,108)	98.20%
1.00 - 1.99 months	3,838	217,376	1,730	1.21%
2.00 - 2.99 months	892	50,125	718	0.28%
3.00 - 3.99 months	452	24,333	498	0.14%
4.00 - 4.99 months	213	11,051	300	0.06%
5.00 - 5.99 months	147	7,613	254	0.04%
6.00 -11.99 months	232	10,938	512	0.06%
12 months and over	36	1,283	252	0.01%
Properties in Possession	31	1,419	125	0.01%
Total	286,625	17,985,492	2,279	100.00%

Definition of Arrears

This arrears multiplier is calculated as the arrears amount (which is the difference between the expected monthly repayments and the amount that has actually been paid, i.e. a total of under and/or over payments) divided by the monthly amount repayable. It is recalculated every time the arrears amount changes, i.e. on the date when a payment is due.

Holmes Financing No 1 plc

Periodic Report re Holmes Trustees Limited and Holmes Funding Limited
For Period 08 January 2002 to 08 February 2002

All values are in thousands of pounds sterling unless otherwise stated

Shares of Trust last Distribution Date (08 February 2002)

	£000's	%
Funding Share	11,973,516	66.56476%
Seller Share	6,014,255	33.43524%
	17,987,771	100.00000%

Minimum Seller Share	719,348	4.00%

Cash Accumulation Ledger

	£000's
Brought Forward	0
Additional Amounts Accumulated	150
Payment of Notes	0
Carried Forward	150

Excess Spread

Quarter to 15/1/2002	0.5487%
Quarter to 16/10/2001	0.4621%
Quarter to 16/7/2001	0.6650%

Reserve Funds

	First Reserve	Second Reserve
Balance as at 15/1/2002	£129,075,435.66	£19,000,000.00
Percentage of Notes	1.07%	0.16%

Properties in Possession

Stock

	Current Period	
	Number	£000's
Brought Forward	27	1,485
Repossessed in Period	9	338
Sold in Period	(5)	(289)
Carried Forward	31	1,544

	Cumulative	
	Number	£000's
Repossessed to date	81	3,779
Sold to date	(50)	(2,235)
Carried Forward	31	1,544

Repossession Sales Information

Average time Possession to Sale	79	Days
Average arrears at time of Sale	£4,888.00	

MIG Claim Status

	Number	£000's..
MIG Claims made	36	291
MIG Claims outstanding	5	41

Average time claim to payment	23 days

Trigger Events -

There has been no debit to the AAA Principal Deficiency Ledger
The Seller has not suffered an Insolvency Event
The Seller is still the Servicer
The Outstanding Principal balance is in excess of £16 billion

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HOLMES FINANCING (No 1) PLC

Dated 22 February, 2002

By ______________________

P J Lott (Authorised Signatory)